

Notice of Annual and Special Meeting of Shareholders

We invite you to attend our annual and special meeting ("Meeting") of holders of common shares of Enerplus Corporation ("Enerplus"), which will be held on Friday, May 6, 2016 at 10:00 a.m. (Calgary time) at the Calgary Telus Convention Centre (Glen 206 Room), 120 – 9th Avenue SE, Calgary, Alberta. The Meeting will have the following purposes:

1. To receive the consolidated financial statements of Enerplus for the year ending December 31, 2015, together with the auditors' report on those statements;

2. To appoint the auditors of Enerplus;

3. To elect the directors of Enerplus;

4. To consider and, if thought advisable, to pass a special resolution to approve a reduction in the stated capital of Enerplus;

5. To consider and, if thought advisable, to pass an ordinary resolution to confirm Enerplus' By-Law No. 2 relating generally to forum selection;

6. To consider and, if thought advisable, to pass an ordinary resolution to approve the continuation, amendment and restatement of Enerplus' shareholder rights plan;

7. To vote, on an advisory, non-binding basis, to accept Enerplus' approach to executive compensation; and

8. To conduct any other business that may properly come before the Meeting.

The accompanying Information Circular and Proxy Statement ("Information Circular") provides detailed information relating to the matters to be dealt with at the Meeting and the voting process, as well as the text of certain of the resolutions proposed to be passed at the Meeting. The Information Circular contains important information, such as discussion regarding Enerplus' executive compensation, corporate governance matters, and board compensation and mandates. This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on March 30, 2016,

"*David A. McCoy*"

David A. McCoy
Vice President, General Counsel & Corporate Secretary